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                          September 14, 2022

       Tridivesh Kidambi
       Chief Financial Officer
       System1, Inc.
       4235 Redwood Avenue
       Marina Del Rey, CA 90066

                                                        Re: System1, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Form 8-K dated May
12, 2022
                                                            Response dated
August 23, 2022
                                                            File No. 001-39331

       Dear Mr. Kidambi:

              We have reviewed your August 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 11, 2022 letter.

       Correspondence dated August 23, 2022

       Second Quarter 2022 Financial Highlights

   1. We have reviewed your response to prior comment 2. We note you revised the label to
                                                        Adjusted Gross Profit.
However, that non-GAAP measure should be reconciled to the
                                                        most directly
comparable GAAP measure (i.e., Gross Profit in accordance with GAAP).
                                                        That is, please revise
to include GAAP Gross Profit or remove Adjusted Gross Profit.
   2.                                                   We note your measures,
Combined Revenue and Adjusted Gross Profit,
                                                        include Unaudited
Protected.net Revenue and Unaudited Protected.net Cost of Revenue,
                                                        respectively, for the
three months ended June 30, 2021. If you intend to include
 Tridivesh Kidambi
System1, Inc.
September 14, 2022
Page 2
         Protected.net revenue and cost of revenue, such amounts must be prepared in accordance with Article 11. That is, all adjustments related to the acquisition must be included in the pro forma amounts.
3. Your Adjusted Gross Profit reconciliation includes the line item, One-time Ad Credit
         Impact. Please explain the nature of this reconciling item. Further, tell us how you considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-
         GAAP Financial Measures.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTridivesh Kidambi                            Sincerely,
Comapany NameSystem1, Inc.
                                                               Division of
Corporation Finance
September 14, 2022 Page 2                                      Office of
Technology
FirstName LastName